Exhibit 99.6

NEWS RELEASE

Lorus Therapeutics Announces Presentation of its Phase I
Clinical Trial of LOR-253 at the European Cancer Congress

TORONTO, CANADA, October 1, 2013 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced presentation of a poster (#864) entitled “OPEN-LABEL, PHASE 1 STUDY OF LOR-253 HCl IN PATIENTS WITH ADVANCED OR METASTATIC SOLID TUMORS” at the European Cancer Congress annual meeting, held September 27-October 1, 2013 in Amsterdam, Netherlands. This was a dose-escalation study in patients with solid tumors for which no effective therapy was available or that were unresponsive to conventional therapy.

Key finding from the poster presentation:

• No significant toxicities were observed at the target dose level of 229 mg/m2.

•	Pharmacokinetic data demonstrated a rapid distribution phase and prolonged terminal phase >144 hours.

•	Antitumor activity associated with the target dose showed sustained stable disease (SD) determined by RECIST that was confirmed over 4 to 8 cycles. SD was observed in 80% (4/5) of evaluable patients at the 176 to 229 mg/m2 doses, and all still had SD by RECIST on termination.

•	Activity in non-small cell lung cancer was reported in a patient with heavily metastasized bronchogenic adenocarcinoma treated for 8 cycles at the 229 mg/m2 target dose. The lung metastases were increasing in size in the 2½ months prior to the study. However on the study index tumors by RECIST were stable for 8 months with a decrease of 14% observed. Most non-index tumors decreased in size and some resolved or were non-detectable following treatment.

•	Dose limiting toxicities were seen only at a maximum administered dose of 387 mg/m2, confirming the safety margin of the drug.

“We are delighted to have the findings of this important and promising study presented to the wider scientific community at the prestigious European Cancer Congress”, said Lorus CEO Dr Aiping Young, “The favorable safety, prolonged pharmacokinetic levels, and dose-related clinical activity as a single agent, in these patients with highly progressed end-stage cancers all support clinical development of LOR-253, for example in combination with docetaxel in non-small cell lung cancer.”

About LOR-253

LOR-253 represents a new class of anticancer agent, which we believe may offer a competitive advantage over conventional drugs. This drug candidate has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to induce the novel tumor suppressor Krüppel-like factor 4 (KLF4), leading to cancer cell cycle arrest and apoptosis as well as inhibition of metastasis. Lorus has announced clinical findings with LOR-253 in two previous news releases, January 7, 2013 and July 9, 2013, which are available on Lorus’ website.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, , our ability to continue as a going concern, our ability to fund future research, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Lorus

Grace Tse, 416-798-1200 ext. 380;

ir@lorusthera.com